SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 11)

Under the Securities Exchange Act of 1934

PERRY ELLIS INTERNATIONAL , INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

868610106 (CUSIP Number)

SCHEDULE 13G

CUSIP No. 868610106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 1,218,986 6 SHARED VOTING POWER 87,210 7 SOLE DISPOSITIVE POWER 1,218,986 8 SHARED DISPOSITIVE POWER 87,210

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,306,196(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents 46,000 shares of Perry Ellis common stock owned directly by Mr. Feldenkreis, 822,986 shares of Perry Ellis common stock held by a limited partnership of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner, 350,000 shares of Perry Ellis common stock held pursuant to the grant of stock options, and 87,210 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director.
(2)	Calculated on the basis of 9,456,202 shares of Perry Ellis common stock outstanding on December 31, 2004.

Item 1	(a).	Name of Issuer: Perry Ellis International, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 3000 N.W. 107th Avenue Miami, Florida 33172

Item 2	(a).	Name of Person Filing: Oscar Feldenkreis

Item 2	(b).	Address of Principal Business Office or, if none, Residence: 3000 N.W. 107th Avenue Miami, Florida 33172

Item 2	(c).	Citizenship: See Item 4 on Cover Page U.S.A.

Item 2	(d).	Title of Class of Securities: Common Stock, $.01 Par Value

Item 2	(e).	CUSIP Number: 868610106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 1,306,196 (1) shares.

	(b)	Percent of Class: 13.3%(2)

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 1,218,986

		(ii)	shared power to vote or to direct the vote: 87,210

		(iii)	sole power to dispose or to direct the disposition of: 1,218,986

		(iv)	shared power to dispose or to direct disposition of: 87,210

(1)	Represents 46,000 shares of Perry Ellis common stock owned directly by Mr. Feldenkreis, 822,986 shares of Perry Ellis common stock held by a limited partnership of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner, 350,000 shares of Perry Ellis common stock held pursuant to the grant of stock options, and 87,210 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director.
(2)	Calculated on the basis of 9,456,202 shares of Perry Ellis common stock outstanding on December 31, 2004.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005.	/s/ Oscar Feldenkreis
Oscar Feldenkreis